As filed with the Securities and Exchange Commission on November 17, 2022

File Nos. 033-40215

811-06302

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 48	☒

And

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 49	☒

COHEN & STEERS REALTY SHARES, INC.

(Exact Name Of Registrant As Specified In Charter)

280 Park Avenue, New York, NY 10017

(Address Of Principal Executive Office)

Registrant’s Telephone Number, including Area Code: (212) 832-3232

Dana A. DeVivo

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

(Name And Address Of Agent Of Service Of Process)

With copies to:

Michael G. Doherty, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Explanatory Note.

3. Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

Explanatory Note

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 48 to the Registration Statements on Form N-1A filed on April 29, 2022, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), are incorporated by reference herein. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the SEC.

PART C

OTHER INFORMATION

ITEM 28.	EXHIBITS

(a)	(i) Articles of Incorporation(2)

(ii) Articles of Amendment, dated April 26, 2019(5)

(ii) Article Supplementary, dated April 26, 2019(5)

(iv) Certificate of Correction, dated June 26, 2019(6)

(b)	By-laws(4)

(c)	The rights of security holders are defined in the Registrant’s Articles of Incorporation (Article FIFTH and Article SEVENTH, Sections (b) and (c)) filed as Exhibit (a) to this Registration Statement and the Registrant’s By-Laws (Article II and Article VI) filed as Exhibit (b) to this Registration Statement.

(d)	(i) Investment Advisory Agreement(2)

(ii) Amendment to Investment Advisory Agreement, dated June 30, 2019(6)

(e)	Amended Distribution Agreement, dated June 11, 2019(6)

(f)	Not applicable

(g)	Form of Master Custodian Agreement(3)

(h)	(i) Amended and Restated Administration Agreement between the Fund and Advisor(6)

(ii) Form of Transfer Agency Agreement(3)

(iii) Amended Fee Waiver Agreement, dated June 30, 2021(8)

(iv) Amended Shareholder Services Plan(6)

(v) 12d1-4 Fund of Funds Investment Agreement between the Registrant and Schwab Capital Trust and Schwab Annuity Portfolios, dated as of May 25, 2022:*

(i)	Opinion of Venable LLP(6)

(j)	Consent of Independent Registered Public Accounting Firm(8)

(k)	Not applicable

(l)	Investment Representation Letter(2)

(m)	Distribution and Service Plan(6)

(n)	Multi-Class Plan(7)

(p)	Code of Ethics, amended July 2020(8)

(1)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the Commission) on March 31, 1997 (Accession No. 0000950117-97-000526).

(2)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 11 to its Registration Statement on Form N-1A filed with the Commission on April 25, 2000 (Accession No. 0000950117-00-001009).
(3)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to its Registration Statement on Form N-1A filed with the Commission on April 27, 2001 (Accession No. 0000950117-01-500123).
(4)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A filed with the Commission on April 29, 2011 (Accession No. 0000950117-11-118295).
(5)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 41 to its Registration Statement on Form N-1A filed with the Commission on May 1, 2019 (Accession No. 0001193125-19-133312).
(6)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 42 to its Registration Statement on Form N-1A filed with the Commission on June 28, 2019 (Accession No. 0001193125-19-185463).
(7)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 46 to its Registration Statement on Form N-1A filed with the Commission on April 30, 2021 (Accession No. 0001193125-21-145089).
(8)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 47 to its Registration Statement on Form N-1A filed with the Commission on April 29, 2022 (Accession No. 0001193125-22-131390).

*	Filed herewith.

ITEM 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

Not applicable.

ITEM 30.	INDEMNIFICATION

It is the Registrant’s policy to indemnify its directors and officers to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article EIGHTH of Registrant’s Articles of Incorporation, filed as Exhibit (a) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement filed on April 25, 2000, and Article VIII, Section 1, of the Registrant’s By-Laws, filed as Exhibit (b) to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement filed April 29, 2011. The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Incorporation and Article VIII, Section 1 through Section 6, of the Registrant’s By-Laws. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment advisor (the “Advisor”), for any loss suffered by the Registrant or its shareholders is set forth in Section 5 of the Investment Advisory Agreement, filed as Exhibit (d)(i) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement filed on April 25, 2000. The liability of the Advisor, as the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Amended and Restated Administration Agreement, filed as Exhibit (h)(i) to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement filed on June 28, 2019. The liability of Cohen & Steers Securities, LLC, the Registrant’s distributor, for any loss suffered by the Registrant or its shareholders is set forth in Section 13 of the Amended Distribution Agreement filed as Exhibit (e) to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement filed on June 28, 2019.

Insofar as indemnification for liabilities under the Securities Act of 1933 (the “Securities Act”) may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the Registrant’s shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTION OF INVESTMENT ADVISOR

This information is set forth under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement.

The following is a list of the directors and officers of the Advisor. Unless otherwise indicated, none of the persons listed below has had other business connections of a substantial nature during the past two fiscal years other than as stated in the Prospectus forming Part A of this Registration Statement or in response to Item 32(b) below.

Name	Title	Other Business/Position Held/Dates
Joseph M. Harvey	Chief Executive Officer, President and Director	*
Adam M. Derechin	Executive Vice President and Chief Operating Officer	*
Matthew S. Stadler	Executive Vice President and Chief Financial Officer	*
Francis C. Poli	Executive Vice President, General Counsel and Secretary	*
Jon Cheigh	Executive Vice President and Chief Investment Officer	*
Robert Steers	Executive Chairman	*
Gerios Rovers	Executive Director	*
Alicia Dee	Executive Vice President and Chief Human Resources Officer	*
Douglas R. Bond	Executive Vice President	*
William F. Scapell	Executive Vice President	*
James Giallanza	Executive Vice President	*
Benjamin Morton	Executive Vice President	*
Matthew Pace	Executive Vice President	*
Daniel Charles	Executive Vice President	*
Daniel Longmuir	Executive Vice President	*
Greg Bottjer	Executive Vice President	*
James Corl	Executive Vice President	*
Christopher Parliman	Executive Vice President and Chief Operating Officer of Investments	*
Jeffrey Sharon	Executive Vice President	*
Jason Yablon	Executive Vice President	*
Paul Zettl	Executive Vice President	*
Brian Heller	Senior Vice President and Corporate Counsel	*
Elena Dulik	Senior Vice President and Chief Accounting Officer	*
William Alstrin	Senior Vice President	*
Christopher Barrett	Senior Vice President	*
Neil Bloom	Senior Vice President	*
Brandon Brown	Senior Vice President	*
Michelle Butler	Senior Vice President	*
Brian Carlisle	Senior Vice President	*
Wai Ming Chan	Senior Vice President	*
Vincent Childers	Senior Vice President	*
Kristen Choi	Senior Vice President	*
Colleen Cleary	Senior Vice President	*
Adam Collins	Senior Vice President	*
Emily Conte	Senior Vice President	*
David Conway	Senior Vice President	*
Brian Cordes	Senior Vice President	*

Anthony Corriggio	Senior Vice President	*
Gavin Daly	Senior Vice President	*
Edward Delk	Senior Vice President and Global Chief Compliance Officer	*
Dana A. DeVivo	Senior Vice President and Associate General Counsel	*
Jerry Dorost	Senior Vice President	*
Amy Duling	Senior Vice President	*
Austin Fagen	Senior Vice President	*
Dane Garrood	Senior Vice President	*
Leonard Geiger	Senior Vice President	*
Marcia Glass	Senior Vice President	*
Michael Graveline	Senior Vice President	*
Khushbu Gupta	Senior Vice President	*
Daniel Hafford	Senior Vice President	*
Marc Haynes	Senior Vice President	*
Daniel Hemberger	Senior Vice President	*
Andrew Humble	Senior Vice President	*
Khalid Husain	Senior Vice President	*
Melissa Iorio	Senior Vice President	*
Takeshi Itai	Senior Vice President	*
Yigal Jhirad	Senior Vice President	*
Jason Johnson	Senior Vice President	*
Matthew Karcic	Senior Vice President	*
Damon Karras	Senior Vice President	*
Louisa Kasper	Senior Vice President	*
Stephen Kenneally	Senior Vice President	*
Mathew Kirschner	Senior Vice President	*
Nicholas Koutsoftas	Senior Vice President	*
Albert Laskaj	Senior Vice President	*
Wai Lim Leung	Senior Vice President	*
Mary Liftin	Senior Vice President	*
Michael Loftus	Senior Vice President	*
Kevin Lotti	Senior Vice President	*
James McAdams	Senior Vice President and Controller	*
Brian Meta	Senior Vice President	*
Sharanya Mitchell	Senior Vice President	*
Stephen Murphy	Senior Vice President and Deputy Chief Compliance Officer	*
Mary Ruth Newman	Senior Vice President	*
Michael Nolan	Senior Vice President	*
Diana Noto	Senior Vice President	*
Pretash Nuculaj	Senior Vice President	*
Jeffrey Palma	Senior Vice President	*
Ronald Pucillo	Senior Vice President	*
Rogier Quirijns	Senior Vice President	*
Kevin Rochefort	Senior Vice President	*
Tyler Rosenlicht	Senior Vice President	*

Benjamin Ross	Senior Vice President	*
Christian Rusu	Senior Vice President	*
Evan Serton	Senior Vice President	*
Janine Seto-Moy	Senior Vice President	*
Alexander Shafran	Senior Vice President	*
James Shields	Senior Vice President	*
Rodirgo Soto	Senior Vice President	*
Kim Spellman	Senior Vice President	*
Hamid Tabib	Senior Vice President	*
Michael Hart	Senior Vice President	*
Ted Valenti	Senior Vice President	*
Pascal Van Garderen	Senior Vice President	*
Jason Vinikoor	Senior Vice President	*
Charles Wenzel	Senior Vice President	*
Michiru Wisely	Senior Vice President	*
Elaine Zaharis-Nikas	Senior Vice President	*
Christopher Balisky	Vice President	*
Jonathan Beshel	Vice President	*
Christopher Boland	Vice President	*
Ryan Bolton	Vice President	*
Jillian Boyer	Vice President	*
Jonathan Brailey	Vice President	*
Gabriel Buerkle	Vice President	*
Andrew Burd	Vice President	*
Peter Burnside	Vice President	*
Brian Casey	Vice President	*
Thomas Cassidy	Vice President	*
Keith Caswell	Vice President	*
William Cheng	Vice President	*
Catherine Cheng	Vice President	*
William Cheng	Vice President	*
Sean Cooney	Vice President	*
Alan Cooper	Vice President	*
Gregory Crawford	Vice President	*
Thuy Quynh Dang	Vice President	*
Matthew Darwin	Vice President	*
Christopher NeNunzio	Vice President	*
Yan Lin Ding	Vice President	*
Siyu Dong	Vice President	*
David Driscoll	Vice President	*
Jessen Fahey	Vice President	*
Mary Kathleen Flores	Vice President	*
William Formosa	Vice President	*
Steven Frank	Vice President	*
Celine Fung	Vice President	*

Kristin Garbarino	Vice President	*
Christopher Gasta	Vice President	*
John Geoghan	Vice President	*
Ryan Grealy	Vice President	*
Steven Grise	Vice President	*
Joseph Handelman	Vice President	*
Michael Hart	Vice President	*
Natalie Hedlund	Vice President	*
Elizabeth Deisler	Vice President	*
Christopher Jerejian	Vice President	*
Ryan Johann	Vice President	*
Robert Kastoff	Vice President	*
Colin Keane	Vice President	*
Charlotte Keenan	Vice President	*
Roberty Kennedy	Vice President	*
Michael King	Vice President	*
Stefanny Kisiel	Vice President	*
Harrison Klein	Vice President	*
Chi Yeung Ko	Vice President	*
Eric Kristenson	Vice President	*
Shirley Lam	Vice President	*
Kelly Lam	Vice President	*
Hin Fai Lam	Vice President	*
Alexander Laskey	Vice President	*
Celine Fung	Vice President	*
Alexander Laskey	Vice President	*
Joseph Lee	Vice President	*
Wincheng Lin	Vice President	*
Sean Magrath	Vice President	*
Kristine Manzi	Vice President	*
Matthew McAvoy	Vice President	*
Jamaal McDell	Vice President	*
Michael McGarry	Vice President	*
Raquel McLean	Vice President	*
Humberto Medina	Vice President	*
Ryan Medlock	Vice President	*
Bennett Meier	Vice President	*
Myra Mercado	Vice President	*
Michele Meyer	Vice President	*
Marcel Miu	Vice President	*
Taylor Mizzi	Vice President	*
Margaret Mo	Vice President	*
David Moonasar	Vice President	*
John Muth	Vice President	*
Christopher Nelson	Vice President	*

Natalie Okorie	Vice President	*
Alex Overby	Vice President	*
Saagar Parikh	Vice President	*
Jimmy Parsard	Vice President	*
Shruti Patel	Vice President	*
Christopher Pietretti	Vice President	*
Jeffrey Pike	Vice President	*
Damien Porras	Vice President	*
Anthony Puma	Vice President	*
Stephen Quan	Vice President	*
Allie Quine	Vice President	*
Brian Quinn	Vice President	*
Eldar Radovici	Vice President	*
Danielle Rizzaro	Vice President	*
Bobbi Lynn Roberts	Vice President	*
Boris Royzen	Vice President	*
Hideya Sakai	Vice President	*
Zarna Sanghvi	Vice President	*
Michael Schell	Vice President	*
Arun Sharma	Vice President	*
Joshua Silverman	Vice President	*
Dany Smith	Vice President	*
Kevin Sutccliffe	Vice President	*
Faezeh Taghvaee	Vice President	*
Lorraine Tutovic	Vice President	*
Daniel Tyshovnytsky	Vice President	*
Regina Vaitzman	Vice President	*
Jan Willem Van Kranenburg	Vice President	*
Brendan Walters	Vice President	*
Kryshna Wright	Vice President	*
Yue Zhang	Vice President	*
Jiyang Zhang	Vice President	*

ITEM 32.	PRINCIPAL UNDERWRITERS

(a) Cohen & Steers Securities, LLC is the principal underwriter for the Registrant. The names of each investment company (in addition to the Registrant) for which Cohen & Steers Securities, LLC acts as principal underwriter are:

Cohen & Steers Institutional Realty Shares, Inc.

Cohen & Steers International Realty Fund, Inc.

Cohen & Steers Global Realty Shares, Inc.

Cohen & Steers Real Assets Fund, Inc.

Cohen & Steers Real Estate Securities Fund, Inc.

Cohen & Steers Global Infrastructure Fund, Inc.

Cohen & Steers Preferred Securities and Income Fund, Inc.

Cohen & Steers MLP & Energy Opportunity Fund, Inc.

Cohen & Steers Alternative Income Fund, Inc.

Cohen & Steers Low Duration Preferred and Income Fund, Inc.

Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

(b) The following are directors and officers of Cohen & Steers Securities, LLC. The principal address of these persons is 280 Park Avenue, New York, NY 10017.

Name	Position and Offices with Distributor	Position and Offices with Registrant
Francis C. Poli	President, Chief Legal Officer and Director	Assistant Secretary

Matthew S. Stadler	Chief Financial Officer, Treasurer and Director	None

Stephen Murphy	Chief Compliance Officer	Chief Compliance Officer and Vice President

Dana A. DeVivo	Secretary	Secretary and Chief Legal Officer

Adam M. Derechin	Vice President	Director

James McAdams	Assistant Treasurer	None

Brian Heller	Assistant Secretary	None

(c) Not applicable.

ITEM 33.	LOCATION OF ACCOUNTS AND RECORDS

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained as follows: journals, ledgers, securities records and other original records will be maintained principally at the offices of the Registrant’s Sub-Administrator and Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111. All other records so required to be maintained will be maintained at the offices of Cohen & Steers Capital Management, Inc., 280 Park Avenue, New York, NY 10017.

ITEM 34.	MANAGEMENT SERVICES

Not applicable.

ITEM 35.	UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act and the 1940 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 17th day of November, 2022.

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ James Giallanza
James Giallanza
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

By: /s/ JAMES GIALLANZA	President and Chief Executive Officer (Principal Executive Officer)	November 17, 2022
(JAMES GIALLANZA)

By: /s/ ALBERT LASKAJ	Treasurer and Chief Financial Officer (Principal Financial Officer)	November 17, 2022
(ALBERT LASKAJ)

*	Chairman and Director	November 17, 2022
(JOSEPH M. HARVEY)

*	Director	November 17, 2022
(ADAM M. DERECHIN)

*	Director	November 17, 2022
(MICHAEL G. CLARK)

*	Director	November 17, 2022
(DEAN A. JUNKANS)

*	Director	November 17, 2022
(GEORGE GROSSMAN)

*	Director	November 17, 2022
(GERALD J. MAGINNIS)

*	Director	November 17, 2022
(JANE F. MAGPIONG)

*	Director	November 17, 2022
(DAPHNE L. RICHARDS)

*	Director	November 17, 2022
(RAMONA ROGERS-WINDSOR)

*By: /s/ DANA A. DEVIVO		November 17, 2022
Dana A. DeVivo ATTORNEY-IN-FACT

Index of Exhibits

(h)(v)	12d1-4 Fund of Funds Investment Agreement between the Registrant and Schwab Capital Trust and Schwab Annuity Portfolios, dated as of May 25, 2022.